SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.     )*

Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88165N105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 88165N105	Page 2 of 10 Pages

1	Names of reporting persons Excel Medical Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 1,468,505 shares of Common Stock (2)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 1,468,505 shares of Common Stock (2)
9	Aggregate amount beneficially owned by each reporting person 1,468,505 (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.8% (3)
12	Type of reporting person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Excel Medical Fund, L.P (“Excel Medical”), Excel Medical Ventures, LLC (“Excel”), Enrico Petrillo (“Petrillo”), Frederick R. Blume (“Blume”), Steven R. Gullans (“Gullans”) and Juan Enriquez, (“Enriquez” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

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CUSIP No. 88165N105	Page 3 of 10 Pages

1	Names of reporting persons Excel Medical Ventures, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 1,468,505 shares of Common Stock (2)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 1,468,505 shares of Common Stock (2)
9	Aggregate amount beneficially owned by each reporting person 1,468,505 (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.8% (3)
12	Type of reporting person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

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CUSIP No. 88165N105	Page 4 of 10 Pages

1	Names of reporting persons Enrico Petrillo
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 10,000 shares of Common Stock (2)
	6	Shared voting power 1,468,505 shares of Common Stock (3)
	7	Sole dispositive power 10,000 shares of Common Stock (2)
	8	Shared dispositive power 1,468,505 shares of Common Stock (3)
9	Aggregate amount beneficially owned by each reporting person 1,478,505 (3)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.9% (4)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	10,000 shares are held by L. Davinci LLC. Petrillo is the Managing Member of L. Davinci LLC. As such, Petrillo possesses power to direct the voting and disposition of the shares owned by L. Davinci LLC and may be deemed to have indirect beneficial ownership of the shares held by L. Davinci LLC.
(3)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(4)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

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CUSIP No. 88165N105	Page 5 of 10 Pages

1	Names of reporting persons Frederick R. Blume
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,650 shares of Common Stock (2)
	6	Shared voting power 1,468,505 shares of Common Stock (3)
	7	Sole dispositive power 3,650 shares of Common Stock (2)
	8	Shared dispositive power 1,468,505 shares of Common Stock (3)
9	Aggregate amount beneficially owned by each reporting person 1,472,155 (3)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.8% (4)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Of such 3,650 shares, 800 shares are held by Frederick R. Blume Rollover IRA, 850 shares are held by Frederick R. Blume S.E.P. IRA, and 2,000 shares are held by Frederick R. Blume Living Trust Dated June 2, 2005 (the “Blume Trust”). Blume is a trustee of the Blume Trust. As such, Blume possesses power to direct the voting and disposition of the shares owned by the Blume Trust and may be deemed to have indirect beneficial ownership of the shares held by the Blume Trust.
(3)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(4)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

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CUSIP No. 88165N105	Page 6 of 10 Pages

1	Names of reporting persons Steven R. Gullans
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 1,468,505 shares of Common Stock (2)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 1,468,505 shares of Common Stock (2)
9	Aggregate amount beneficially owned by each reporting person 1,468,505 (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.8% (3)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

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CUSIP No. 88165N105	Page 7 of 10 Pages

1	Names of reporting persons Juan Enriquez
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 21,875 shares of Common Stock (2)
	6	Shared voting power 1,468,505 shares of Common Stock (3)
	7	Sole dispositive power 21,875 shares of Common Stock (2)
	8	Shared dispositive power 1,468,505 shares of Common Stock (3)
9	Aggregate amount beneficially owned by each reporting person 1,490,380 (3)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.9% (3)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Of such 21,875 shares, 9,375 shares are held by Bank of America N.A. Custodian for Juan Enriquez Custodial Agreement Dated November 18, 2011 (the “Enriquez Trust”). Enriquez is a trustee of the Enriquez Trust. As such, Enriquez possesses power to direct the voting and disposition of the shares owned by the Enriquez Trust and may be deemed to have indirect beneficial ownership of the shares held by the Enriquez Trust.
(3)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(4)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

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CUSIP No. 88165N105	Page 8 of 10 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Tetraphase Pharmaceuticals, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Item 1(b)	Address of issuer’s principal executive offices:

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Street, Suite 110

Watertown, Massachusetts 02472

USA

Items 2(a)	Name of Reporting Persons filing:

Excel Medical Fund, L.P. (“Excel Medical”)

Excel Medical Ventures, LLC (“Excel”)

Enrico Petrillo (“Petrillo”)

Frederick R. Blume (“Blume”)

Steven R. Gullans (“Gullans”)

Juan Enriquez (“Enriquez”)

Item 2(b)	Address or principal business office or, if none, residence:

Prudential Tower

800 Boylston Street, Suite 2825

Boston MA 02199

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization

Excel Medical	Delaware, United States of America

Excel	Delaware, United States of America

Petrillo	United States of America

Blume	United States of America

Gullans	United States of America

Enriquez	United States of America

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

88165N105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

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CUSIP No. 88165N105	Page 9 of 10 Pages

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares of Common Stock Held Directly (1) (2)	Sole Voting Power (1)		Shared Voting Power (1) (2)	Sole Dispositive Power (1)		Shared Dispositive Power (1) (2)	Beneficial Ownership (1) (2)	Percentage of Class (1, 3)
Excel Medical	1,468,505	0		1,468,505	0		1,468,505	1,468,505	5.8%
Excel	0	0		1,468,505	0		1,468,505	1,468,505	5.8%
Petrillo	0	10,000	(4)	1,468,505	10,000	(4)	1,468,505	1,478,505	5.9%
Blume	0	3,650	(5)	1,468,505	3,650	(5)	1,468,505	1,472,155	5.8%
Gullans	0	0		1,468,505	0		1,468,505	1,468,505	5.8%
Enriquez	12,500	21,875	(6)	1,468,505	21,875	(6)	1,468,505	1,490,380	5.9%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	1,468,505 shares are held by Excel Medical. Excel serves as the general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical. Petrillo, Blume, Gullans and Enriquez are managers of Excel. As such, Petrillo, Blume, Gullans and Enriquez possess power to direct the voting and disposition of the shares owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares held by Excel Medical; however, they disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 25,176,298 shares of the Common Stock outstanding as of November 13, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.
(4)	10,000 shares are held by L. Davinci LLC. Petrillo is the Managing Member of L. Davinci LLC. As such, Petrillo possesses power to direct the voting and disposition of the shares owned by L. Davinci LLC and may be deemed to have indirect beneficial ownership of the shares held by L. Davinci LLC.
(5)	Of such 3,650 shares, 800 shares are held by Frederick R. Blume Rollover IRA, 850 shares are held by Frederick R. Blume S.E.P. IRA, and 2,000 shares are held by Frederick R. Blume Living Trust Dated June 2, 2005 (the “Blume Trust”). Blume is a trustee of the Blume Trust. As such, Blume possesses power to direct the voting and disposition of the shares owned by the Blume Trust and may be deemed to have indirect beneficial ownership of the shares held by the Blume Trust.
(6)	Of such 21,875 shares, 9,375 shares are held by Bank of America N.A. Custodian for Juan Enriquez Custodial Agreement Dated November 18, 2011 (the “Enriquez Trust”). Enriquez is a trustee of the Enriquez Trust. As such, Enriquez possesses power to direct the voting and disposition of the shares owned by the Enriquez Trust and may be deemed to have indirect beneficial ownership of the shares held by the Enriquez Trust.

Item 5	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

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CUSIP No. 88165N105	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

EXCEL MEDICAL FUND, L.P.

BY:	EXCEL MEDICAL VENTURES, LLC
ITS:	GENERAL PARTNER

By:	/s/ Steven R. Gullans
Manager

EXCEL MEDICAL VENTURES, LLC

/s/ Steven R. Gullans Manager

/s/ Enrico Petrillo Enrico Petrillo

/s/ Frederick R. Blume Frederick R. Blume

/s/ Steven R. Gullans Steven R. Gullans

/s/ Juan Enriquez Juan Enriquez

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

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CUSIP No. 31816Q 10 1

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of Tetraphase Pharmaceuticals, Inc.

Dated: February 14, 2014

EXCEL MEDICAL FUND, L.P.

BY:	EXCEL MEDICAL VENTURES, LLC
ITS:	GENERAL PARTNER

By:	/s/ Steven R. Gullans
Manager

EXCEL MEDICAL VENTURES, LLC

/s/ Steven R. Gullans Manager

/s/ Enrico Petrillo Enrico Petrillo

/s/ Frederick R. Blume Frederick R. Blume

/s/ Steven R. Gullans Steven R. Gullans

/s/ Juan Enriquez Juan Enriquez